Thompson Creek Metals Company Inc.

26 West Dry Creek Circle, Suite 810

Littleton, CO 80120

November 2, 2011

H. Roger Schwall

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C.  20549

Re:          Thompson Creek Metals Company Inc.

Acceleration Request for Registration Statement on Form S-4, as amended

File No. 333-175782

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Thompson Creek Metals Company Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement, as amended, be accelerated so that the Registration Statement becomes effective at 9:00 a.m., Eastern Time, on November 4, 2011, or as soon thereafter as practicable.  This request supersedes the prior acceleration request submitted in connection with the above-referenced Registration Statement, as amended.

The Company acknowledges that:

1.     Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.     The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.     The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows]

Very Truly Yours,

THOMPSON CREEK METALS COMPANY INC.

/s/ Wendy Cassity
Wendy Cassity
V.P., General Counsel and Secretary